Exhibit 15.2

[Letterhead of Han Kun Law Offices]

Date: May 13, 2016

58.com Inc.

Building 105, 10 Jiuxianqiao North Road Jia

Chaoyang District

Beijing 100015

People’s Republic of China

Dear Sir/Madam:

We hereby consent to the use of our name and the summary of our opinion under the captions, “Risk Factors” in Item 3, “Organizational Structure” in Item 4 and “Financial Information” in Item 8, included in the annual report of 58.com Inc. on Form 20-F for the fiscal year ended December 31, 2015 (the “Annual Report”), which will be filed with the Securities and Exchange Commission in the month of May 2016, and further consent to the incorporation by reference of the summaries of our opinions under these captions into Registration Statements on Form S-8 (File No. 333-194873 and File No. 333-205011) of 58.com Inc. We also consent to the filing with the SEC of this consent letter as an exhibit to the Annual Report.

Yours Sincerely,

/s/ Han Kun Law Offices